UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 1, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	1 November 2019

Release Number	19/19

Samarco funding – restart preparation

BHP has approved US$44 million for BHP Billiton Brasil Ltda’s share of funding for work related to the restart of one concentrator at Samarco Mineração S.A.’s (Samarco) operations at its Germano complex in Minas Gerais, Brazil. Samarco’s operations were suspended following the failure of the Fundão dam on 5 November 2015.

The funding will enable the construction of a filtration plant over the next 12 months and the commencement of operation readiness activities for restart.

On Friday 25 October 2019 the Mining Activities Chamber of the State Council for Environmental Policy in Minas Gerais, Brazil, granted the Corrective Operating Licence for Samarco’s operating activities at its Germano Complex.

Samarco has now obtained all environmental licenses required to progress towards operational restart. Restart can occur when the filtration system is complete and Samarco has met all necessary safety requirements, and will be subject to final approval by Samarco’s shareholders.

BHP Billiton Brasil Ltda. and Vale S.A. each hold a 50 per cent interest in Samarco.

Further information on BHP can be found at: bhp.com

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Tara Dines Tel: +61 3 9609 2222 Mobile: +61 499 249 005

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Elisa Morniroli Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas	Americas

Judy Dane Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Cristian Coloma Tel: +1 713 235 8902 Mobile: +1 346 234 8483

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: November 1, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary